Exhibit 2

Hess Tangled Family Ties Targeted in Shareholder Revolt: Energy

February 27, 2013

By Jim Polson

Hess Corp.’s shareholder revolt is taking aim at long-time directors with close ties to the company’s founding family, including two executors of the estate of Leon Hess, who led the oil producer for six decades.

Activist investor Elliott Management Corp. is demanding new blood on the 14-member board whose average length of service is more than 13 years, about 5 and 1/2 years longer than the average of its peers, according to data compiled by Bloomberg.

Hess has fallen 34 percent in the past five years while the 43- company Standard & Poor’s 500 Energy Index has fallen 3.9 percent.

Elliott, an investment vehicle of billionaire Paul Singer, acquired a 4 percent stake in the New York-based oil company and in January began pressing Chairman and Chief Executive Officer John Hess to sell assets. On Jan. 29, Elliott proposed a slate of five new directors, most with energy industry experience, and suggested a spinoff of Hess’s operations in North Dakota’s Bakken deposit so the company can focus on its offshore oil and natural gas fields.

“Boards need to represent the investors and they need to be flushed out every so often,” Charles Elson, director of the University of Delaware’s Center for Corporate Governance in Newark, Delaware, said in an interview.

Four of the Hess directors served during the chairmanship of founder Leon Hess, who retired as chairman in 1995 and died in 1999. Among them is former U.S. Senator and Treasury Secretary Nicholas Brady, 82, listed in Hess filings as a lead independent director. Brady has been on the board more than 18 years. Brady is an executor of the estate of Leon Hess, as is current Hess Chairman and CEO John Hess, the founder’s son. John Hess has been a director since 1978, according to filings.

Will Executors

Former New Jersey Governor Tom Kean, who has been on the board 22 years, also is an executor of the estate of Leon Hess, according to court records. Leon Hess also owned the National Football League’s New York Jets.

“The Hess board has the lowest rate of independence, least oil and gas operating experience, most management directors and one of the longest tenures of any of Hess’s peers,” Elliott said in a Jan. 29 letter to shareholders. “The confluence of these dynamics calls into extreme question the ability of this board to effectively oversee John Hess.”

Hess says it routinely reviews its corporate governance and assesses board composition.

Accomplished Board

“This focus has been a significant priority of ours in the context of our announced transformation to be more focused in the E&P business,” Jon Pepper, a Hess spokesman, said in an e- mailed response to questions for this story. “We would note that our current board is comprised of highly accomplished directors who deserve credit for initiating the multiyear transformation that started in 2010 and that continues today.”

Hess has been conducting a review of its corporate governance, in light of the complaints from Elliott and shareholder Relational Investors LLC, said a person familiar with the matter, who declined to be identified because the discussions are private.

Some of Elliott’s concerns have been echoed by Relational, which has a 3.4 percent stake in Hess. Relational has urged Hess to bring in board members  with industry experience.

“It doesn’t make sense to have a board this large without some independent oil and gas experience,” said David H. Batchelder, principal and co-founder of the San Diego, California-based shareholder. “A person with oil and gas experience is more able to challenge management and press them on how they are controlling their well costs.”

Poor Spending

Lowest costs will determine the winners among companies exploiting the Bakken and other new oil finds that involve fracturing hard rock to extract oil trapped over wide areas, Batchelder said. In a Jan. 30 letter made public by Relational, he urged John Hess to open talks with shareholders so that a proxy fight can be averted.

“We agree with Elliott that Hess is undervalued,” Bank of America Merrill Lynch Analyst Doug Leggate wrote in a Jan. 31 note to clients. “We are less convinced that closing the value gap is something Hess could not achieve on its own.”

Elliott has also said that directors are too entwined with the Hess family to function as independent overseers. Some of the directors’ relationships date back decades.

Independent Directors

Nothing among the non-executive directors’ relationships compromises their independence, the company has said in filings.

“In the U.K., most pension funds look at any director with tenure of 10 years or more as non-independent,” Paul Hodgson, an independent corporate governance analyst based in Camden, Maine, said in a telephone interview. Relationships that aren’t publicly disclosed under regulatory rules “do have an effect on this very collegial board.”

John Hess is president of the Hess Foundation Inc., a $613.4 million charitable foundation, according to the most recent available tax filing. Kean has been secretary of the organization, whose recipients have included Harvard University, Lincoln Center and Operation Smile, according to tax filings.

As New Jersey governor, Kean appointed Brady to the U.S.

Senate in 1982. The two have ties with other directors. Edith Holiday, another holdover from the chairmanship of Leon Hess, was a Senate aide to Brady and general counsel of the U.S.Treasury Department when Brady was secretary, according to public documents.

Voting Power

Former U.S. Senator Sam Nunn, appointed last year and the newest Hess director, is chairman of the Center for Strategic and International Studies in Washington, where John Hess is a trustee.

John Hess, Brady and Kean are among the four managers of a limited partnership that owns 8.8 million shares of Hess, the company reported in a Feb. 13 filing.

John Hess has sole voting power on 27.5 million Hess shares, including those held by the family foundation, shares held by his father’s trust, as well as those held in trust for other family members, according to the filing.

The CEO and the partnership control about a 10.7 percent stake, according to data compiled by Bloomberg. That compares with 7.3 percent held by the funds of activists Elliott and Relational.

Votes Withheld

Brady, Kean, Holiday and the other independent directors meet all criteria for independence under New York Stock Exchange rules, Hess said in a 2012 proxy filing.

Calls to the offices of Kean and Brady for comment on the article weren’t returned. Holiday didn’t return messages left at RTI International Metals Inc., where she works.

Hess’s spokesman said the company credited its board with its transformation in recent years. “Through their direction, we have achieved industry leading positions in the Bakken and elsewhere, which the market clearly recognized well before Elliott came on the scene.”

Shareholders showed their dissatisfaction with Brady and Kean in 2010 when about a third of voted shares were withheld when they ran unopposed for re-election. Withholding votes is a way for shareholders to show dissent when there are no alternative candidates.

This year, Elliott says it will propose a slate of new directors comprised of four with oil and gas experience: Rodney F. Chase, former deputy CEO of BP Plc; Karl Kurz, former chief operating officer at Anadarko Petroleum Corp.; David McManus, former executive vice president at Pioneer Natural Resources Inc.; and Mark Smith, chief financial officer of Ultra Petroleum Corp. The fifth is Harvey Golub, former chairman and CEO of American Express Co.

Board Experience

None of Hess’s 11 independent directors list experience in oil and gas production in filings. Two of them, former U.S.

Energy Secretary Samuel Bodman and Craig Matthews, former chief executive officer of NUI Corp., a New Jersey utility owner, have energy experience.

Hess should place at least two or three of the Elliott nominees on its board without a proxy fight, Batchelder said yesterday in a telephone interview. The company should be seeking to raise at least $5 billion from asset sales this year, more than the $2 billion of cash expected from selling the oil and gas terminals Hess has said it will divest, Batchelder said.

It’s in the best interest of the shareholders and company for Hess to meet with Elliott and avoid a proxy fight, Elson, the Delaware professor, said.

John Hess said he was willing to meet with Elliott to discuss their ideas. John Hess said in a Jan. 28 statement. “We have no sacred cows in the business,” he said during a Jan. 30 earnings call. “We have no sacred cows in the boardroom.”

Response Planned

No meeting has been held or scheduled since Elliott notified Hess it intended to propose new board members, Elliot Sloane, a spokesman for the investment firm, said in a telephone interview yesterday.

Hess plans to respond to Elliott next week, according to the person familiar with the matter.

The confrontation follows shareholder interventions at energy companies Chesapeake Energy Corp., Murphy Oil Corp., SandRidge Energy Inc., Nabors Corp. and Transocean Ltd. Activist investor Carl Icahn, voicing objections similar to those Singer has raised at Hess, succeeded in remaking Chesapeake’s board and forcing out its founder, chairman and CEO, Aubrey McClendon.

‘Natural Tension’

Three of Hess’s 14 board members are executives at the company. “Hess has been left behind by the rest of the industry, even those whose governance has been as bad in different ways as Hess’s,” said Hodgson, the corporate governance analyst. Hess stands out by allowing John Hess to be both chairman and CEO and for pulling more directors from executive ranks such as production president Greg Hill and refining and marketing president Borden Walker.

Hess has maintained staggered three-year board terms after a majority of shareholders voted three times in favor of annual elections. The Federation of State, County and Municipal Employees and North Carolina Treasurer Janet Cowell proposed the change, arguing in proxies that annual elections make boards more responsive to investors.

In a 2012 proxy statement, Hess defended staggered terms as ensuring “stability and continuity” of company leadership.

Staggered terms also make it more difficult for Elliott to push its agenda on the company since it can only challenge five board members this year, Hodgson said.

Falling Sales

“Managers, even those as entrenched as they are here would be ill-advised to ignore this,” he said.

Annual sales at Hess have fallen 8.4 percent since 2008 as spending to develop new oil and gas fields about doubled.

Stung by disappointing offshore development such as its 40 percent ownership in a section of Brazil’s Campos offshore basin where Exxon Mobil Corp. drilled dry holes in 2009 and 2011, Hess added oil fields in North Dakota’s prolific Bakken Shale. It formed Appalachian shale ventures with coal miner Consol Energy Inc. in 2011 and with Newfield Exploration Co. in 2009. It’s been selling other assets to finance accelerated onshore drilling.

Added to planned divestitures on Jan. 28 after the company received Elliott’s letter suggesting changes, are 19 crude terminals along the U.S. Atlantic Coast. At the same time, Hess said it would close its last refinery by the end of February.

Hess Output

In the fourth quarter, Hess output was equivalent to 396,000 barrels of oil a day in last year’s fourth quarter, 1.7 percent more than the same period five years earlier. Hess on Jan. 30 forecast the equivalent of 375,000 to 390,000 barrels of oil a day average daily 2013 production, as it sells its stake in Russian producer Samara-Nafta ZAO this year.

Hill, Hess’s president of exploration and production and among the board members whose terms expire this year, has told investors that Bakken drilling in 2012 set the stage for cheaper, more productive wells in 2013.

“Activism is booming,” Paul Sankey, a New York-based analyst for Deutsche Bank Securities Inc., wrote in a note yesterday on ConocoPhillips. He rates Hess shares a buy and owns none. “Boards generally seem weak and at the mercy of management.”